Wearable Devices Ltd.

30 HaArba’a Street
Yokne’am Illit
2066736 Israel

June 20, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Wearable Devices Ltd. (CIK 0001887673)
Registration Statement No. 333-280191 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Wearable Devices Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on Monday, June 24, 2024 at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed offering of the securities specified in the Registration Statement.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Howard Berkenblit, Esq. at (617) 338-2979 of Sullivan & Worcester LLP and that such effectiveness also be confirmed in writing.

Very truly yours,

WEARABLE DEVICES LTD.

By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer